Exhibit 99.1
China Finance Online Co. Limited Reports 2011 First Quarter Financial Results
Beijing, China, June 16, 2011 — China Finance Online Co. Limited (“China Finance Online”, or the “Company”) (NASDAQ GS: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets, today announced its unaudited financial results for the first quarter ended March 31, 2011.
2011 First Quarter Financial Highlights
•	Net revenues were $15.0 million, compared with $15.2 million for the first quarter of 2010;

•
Net income attributable to China Finance Online was $1.4 million with diluted GAAP earnings per ADS of $0.06 for the first quarter of 2011, compared with a net income of $0.14 million and diluted GAAP earnings per ADS of $0.01 in the first quarter of 2010;

•
Excluding share-based compensation expenses, non-GAAP net income attributable to China Finance Online in the first quarter of 2011 was $1.9 million with diluted non-GAAP earnings per ADS of $0.08, compared with a non-GAAP net income of $1.8 million and diluted non-GAAP earnings per ADS of $0.08 in the first quarter of 2010;

•
Annual guidance for net revenues revised down from $58 million to $55 million and non-GAAP net income from $3 million to a loss of $1 million in light of weakening investor sentiment regarding the languishing Chinese stock market and the impact of new Chinese regulations on both the Company’s revenues and costs.

First quarter Results
Net revenues for the first quarter of 2011 were $15.0 million, compared with $15.2 million for the first quarter of 2010 and $14.8 million for the fourth quarter of 2010. The lower net revenues were mainly due to lower subscription business from individual investors in light of unfavorable macroeconomic developments and their impact on the Chinese stock market and a longer-than-expected transition period for the Company to adapt to the new Provisional Regulations on Securities Investment Advisory Business decreed by China Securities Regulatory Commission (CSRC). In particular, according to the new regulations, which became effective on January 1, 2011, securities advisory software businesses should be regarded as a securities investment advisory business, and therefore are subject to laws and regulations with respect to securities investment advisory services. As a NASDAQ-listed public company, China Finance Online has historically been the industry leader in regulatory compliance. The Company is now devoting more resources and procedures to ensure its internal compliance standards remain higher than the new industry standard set forth by the recent regulations.

The main sources of the Company’s net revenues were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 80%, 4%, 8% and 7%, respectively, to total revenues compared with 82%, 4%, 11%, and 3% for the comparable period in 2010. Revenues from subscription fees paid by individual customers, which can be prone to stock market performance and sentiment, decreased 3.9% year-over-year in the first quarter of 2011. Decline in revenue from individual subscription reflects the current diminished investor confidence in China, and the impact of CSRC’s new regulations on securities advisory software business. Under the new regulations, the Company now faces, among other things, additional limitations on its sales and marketing activities and its stock advisory software services, heightened requirements for its subscriber intake process and other regulations that have impacted the core subscription business. Institutional subscription revenues increased 17.5% year-over-year and revenues from brokerage-related services increased 132.3% year-over-year. The increase in the Company’s Daily Growth’s brokerage related services was mainly attributable to commissions on securities placing transactions and margin related interest income.
For the first quarter of 2011, gross profit was $12.7 million compared with $13.3 million for the comparable period in 2010. Gross margin for the first quarter of 2011 was 85.0% compared with 87.5% for the first quarter of 2010, and 84.1% for the fourth quarter of 2010. The year-over-year increase in cost of revenue was mainly due to the increase in costs to procure information and data including the incurrence of Level-2 quote expenses associated with the Shenzhen Stock Exchange, which did not exist in the first quarter of 2010.
General and administrative (“G&A”) expenses for the first quarter of 2011 were $2.7 million, or 18.2% of net revenues, down from $4.2 million, or 27.4% of net revenues for the comparable period in 2010. The decrease in G&A expenses, excluding share-based compensation expenses, in both absolute value and as a percentage of net revenues from the first quarter of 2010 was primarily due to a decrease in payroll costs as the Company continues to streamline operations through efficiency enhancements. Excluding share-based compensation expenses of $0.4 million, adjusted G&A expenses for the first quarter of 2011 were $2.3 million, or 15.4% of net revenues, compared with $2.6 million, or 17.2% of net revenues in the first quarter of 2010.
Sales and marketing expenses for the first quarter of 2011 were $5.6 million compared with $6.4 million in the first quarter of 2010. Sales and marketing expenses as a percentage of net revenues were 37.4% in the first quarter of 2011, down from 41.8% during the same period in 2010. The year-over-year decrease in sales and marketing expenses, excluding share-based compensation expenses, in both absolute value and as a percentage of quarterly net revenues was primarily due to lower marketing expenses and sales volume during the transition period as the Company adapts to the new regulatory environment for individual subscription business.
Product development expenses for the first quarter of 2011 were $3.2 million, up from $3.0 million in the same quarter in 2010. Product development expenses as a percentage of net revenues were 21.6%, up from 19.4% in the same quarter of the previous year. Management remains committed to further investment in the Company’s data, product, internet, and technical capabilities.
Total operating expenses for the first quarter of 2011 were $11.5 million, down from $13.5 million in the first quarter of 2010. Selling, general and administrative (“SG&A”) expenses as a percentage of net revenues decreased to 55.7% in the first quarter of 2011 from 69.2% in the first quarter of 2010. Excluding total share-based compensation expenses, adjusted operating expenses were $11.0 million in the 2011 first quarter compared with adjusted operating expenses of $11.9 million for the first quarter of 2010.

GAAP net income attributable to China Finance Online for the first quarter of 2011 was $1.4 million with diluted GAAP net earnings per ADS of $0.06 compared with $0.14 million and diluted GAAP net earnings per ADS of $0.01 in the 2010 first quarter. Non-GAAP net income attributable to China Finance Online, which excluded the share-based compensation expenses, was $1.9 million for the 2011 first quarter, compared with a non-GAAP net income of $1.8 million for the same quarter of 2010. Diluted non-GAAP net earnings per ADS attributable to China Finance Online were $0.08 for the first quarter of 2011 compared with non-GAAP net earnings per ADS of $0.08 for the first quarter in 2010.
As of March 31, 2011, total cash, and cash equivalents and restricted cash were $112.4 million. As of March 31, 2011, accounts receivable in non-margin related business was $3.6 million, in line with the fourth quarter of 2010. Daily Growth’s margin-related accounts receivables increased to $10.7 million from $8.1 million as of December 31, 2010 due to higher customer demand for margin financing. Daily Growth continues to implement strict margin accounts screening and ongoing monitoring to ensure the safe return of capital.
The Company’s total shareholders’ equity was $108.4 million as of March 31, 2011, compared with $105.9 million as of December 31, 2010.
The combined current and non-current deferred revenues at the end of the first quarter of 2011, which represented prepaid service fees made by customers for subscription services that have not been rendered as of March 31, 2011, were $39.8 million.
As of March 31, 2011, registered user accounts on the Company’s web portals (jrj.com and stockstar.com) as well as customer accounts for Daily Growth Securities increased to approximately 21.4 million and 2,380, respectively. Meanwhile, the number of active paid subscribers was approximately 151,000 at March end, 2011, compared with 156,000 at the end of the previous quarter. The decrease in active paid subscribers reflected a combination of macroeconomic and industry factors including the underperforming Chinese stock market and new regulatory environment.
The Company continues to maintain healthy growth in registered users and customers accounts for Daily Growth. While remaining committed on future growth, the Company is also starting to focus more on client service to drive up core subscription business and explore more fee-based service opportunities to individual investors in China. Starting from the next fiscal quarter ending on June 30, 2011, the Company will discontinue disclosing the number of registered users and the number of brokerage customers as part of the operation metrics but will continue to disclose active paid subscriber figures, which we believe to be more relevant to the Company’s financials.

Business Outlook
In light of the weakening investor confidence in China’s domestic equity markets and CSRC’s new regulations which impact the both the Company’s revenues and costs, the Company provides updated net revenues guidance of $55 million for fiscal year 2011. Non-GAAP net income, which is defined as net income excluding share-based compensation expenses and non-cash goodwill and investment impairment, for the 2011 year is anticipated to be a loss of $1 million.
The above forecast reflects the Company’s current views, which are subject to change. A number of important factors that are subject to vagaries outside the Company’s control including, but not limited to, overall Chinese macro-economic outlook, fluctuations in the Chinese stock market and further regulatory changes, could cause the actual results to differ materially from those contained in the above guidance.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, commented, “We see a more challenging external business environment. Domestic investor confidence remains low as concerns about the sluggish Shanghai index and a slowdown in Chinese economic growth have caused investors to scale back their stock market exposure. Meanwhile, the China Securities Regulatory Commission (CSRC) is stepping up its regulatory reform of China’s securities investment advisory industry, and in particular, the securities advisory software business. This is the first time for the government to implement industry wide regulations of this sort. The evolving interactions between service providers and the regulatory bodies necessary to gauge the effect and effectiveness of the new regulations dictates a transition period that is taking longer than most industry participants, including ourselves, had anticipated. Additionally, while we have proactively adapted our sales and marketing strategies in the current environment, the timing of the new regulations in the midst of a sluggish Chinese stock market has nevertheless weakened our customers’ confidence in stock investment and their interest in our products and services, and has deterred their purchasing decisions on subscription of our stock advisory software services.”
“We continue to improve our fundamentals in data capability, product development and customer outreach. While we are streamlining our operations, we remain committed to our investment in new product development and optimization of existing platforms. We believe our leading financial web portals, vast and growing registered user base and ample cash position are critical assets we can leverage for future customer conversion and strategic corporate expansion when markets normalize. We also view the regulatory reform as overall being beneficial in standardizing the industry in the long term to encourage healthy competition and higher professionalism. A stricter regulatory environment would be advantageous for China Finance Online to leverage our industry leadership to capitalize on China’s burgeoning wealth management sector and serve the country’s fast growing population of affluent families.” Mr. Zhao concluded.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on June 16, 2011 at 8:00 p.m. Eastern Time/June 17, 2011 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at Toll Free Numbers: U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore +8008-523-396, or China +800-876-5011, and the pass code for all regions is 649637.

A replay of the conference call will be available shortly after the conclusion of the event through 11:59 a.m. Eastern Time on June 24, 2011 (or 11:59 p.m. Beijing Time on June 24, 2011). The dial-in details for the replay: U.S. Number +1-866-572-7808, Singapore Number +800-101-2157, China Number +800-876-5013, and Hong Kong Dial Number +852-3012-8000. Access code: 649637.
The conference call will be available on webcast live and replay at: http://tinyurl.com/3lexc48.
About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:
•	our net revenues and Non-GAAP net income guidance for 2011;

•	potential business consolidation amidst the new regulatory environment;

•	the transition period to adapt to the new compliance requirements;

•	our customer conversion and corporate expansion; and

•	our ability to capitalize on China’s growing affluent population in the management’s comments.
Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:
•	the changing regulations that we are subject to;

•	the uneven sector-growth of the Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	wavering investor confidence that could impact our business; and

•	possible non-cash goodwill and investment impairment may adversely affect our net income.
Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses and non-cash goodwill and investment impairment. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.
Contact:
Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com
Shiwei Yin/Kevin Theiss
Grayling
646-284-9474
shiwei.yin@grayling.com
kevin.theiss@grayling.com

Tables follow
China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Mar. 31, 2011	Dec. 31, 2010
Assets
Current assets:
RMB account	72,401	92,897
Foreign currency account	11,064	13,876
Cash and cash equivalents	83,465	106,773
Restricted cash	28,926	14,533
Trust bank balances held on behalf of customers	8,369	9,625
Accounts receivable, net — others	3,642	3,635
Accounts receivable, net — Margin clients	10,709	8,095
Loan receivable	3,854	—
Trading securities	2,858	31
Prepaid expenses and other current assets	3,955	4,078
Deferred tax assets, current	2,633	3,634

Total current assets	148,411	150,404

Cost method investment	1,480	1,480
Property and equipment, net	7,757	8,276
Acquired intangible assets, net	4,282	4,349
Rental deposits	725	719
Goodwill	13,068	12,950
Deferred tax assets, non-current	1,481	1,681
Other deposits	244	231
Total assets	177,448	180,090

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $12,316 and $13,341 as of March 31,2011 and December 31,2010, respectively)	28,407	32,995
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,699 and $2,660 as of March 31,2011 and December 31, 2010, respectively)	7,050	10,839
Bank loan	12,205	6,424
Amount due to customers for trust bank balances held on behalf of customers	8,369	9,625
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $18 and $31 as of March 31, 2011 and December 31, 2010, respectively)	363	221
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $51 and $94 as of March 31,2011 and December 31,2010, respectively)	511	155

Total current liabilities	56,905	60,259

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $642 and $948 as of March 31, 2011 and December 31, 2010, respectively)	661	967
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,553 and $4,962 as of March 31,2011 and December 31,2010, respectively)	11,375	13,022

Total liabilities	68,941	74,248

Noncontrolling interests	112	(57)
Total China Finance Online Co. Limited Shareholders’ equity	108,395	105,899

Total liabilities and equity	177,448	180,090

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Mar. 31,	Mar. 31,	Dec. 31,
	2011	2010	2010
Net revenues	14,955	15,236	14,784
Cost of revenues	(2,237)	(1,897)	(2,353)
Gross profit	12,718	13,339	12,431
Operating expenses

General and administrative(includes share-based compensation expenses of $428, $1,559 and $478, respectively)	(2,726)	(4,179)	(2,848)
Sales and marketing (includes share-based compensation expenses of $44, $32 and $60, respectively)	(5,598)	(6,370)	(7,342)
Product development (includes share-based compensation expenses of $32, $22 and $42, respectively)	(3,225)	(2,950)	(3,607)

Total operating expenses	(11,549)	(13,499)	(13,797)
Subsidy income	113	155	184
Income (loss) from operations	1,282	(5)	(1,182)
Interests income	706	335	462
Interests expense	(54)	—	(78)
Investment gain	773	220	428
Other income (loss), net	2	(68)	83
Exchange gain, net	268	17	309

Income before income tax provision	2,977	499	22
Income tax provision	(1,437)	(386)	(59)
Net income (loss)	1,540	113	(37)
Less: Net income (loss) attributable to the non-controlling interests	147	(27)	(126)
Net Income attributable to China Finance Online Co. Limited	1,393	140	89
Net income per share attributable to China Finance Online Co. Limited
Basic	0.01	0.00	0.00
Diluted	0.01	0.00	0.00
Income per ADS
Basic	0.06	0.01	0.00
Diluted	0.06	0.01	0.00
Weighted average ordinary shares
Basic	108,945,295	107,187,259	108,920,009
Diluted	113,684,068	113,583,488	115,134,022
Weighted average ADSs
Basic	21,789,059	21,437,452	21,784,002
Diluted	22,736,814	22,716,698	23,026,804

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended
	Mar. 31,	Mar. 31,	Dec. 31,
	2011	2010	2010
Cash flows from operating activities:
Net income (loss)	1,540	113	(37)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	504	1,613	580
Depreciation and amortization	880	899	917
Provision of allowance for doubtful accounts	—	—	239
Gain from sales of trading securities	(773)	(220)	(413)
Deferred taxes	935	289	(93)
Loss on disposal of property and equipment	—	34	1
Changes in assets and liabilities:
Accounts receivable-others	12	(264)	1,295
Accounts receivable-Margin clients	(2,613)	(1,784)	63,296
Loan Receivable	(3,852)	—	—
Prepaid expenses and other current assets	(18)	(474)	1,842
Trust bank balances held on behalf of customers	1,255	6,978	2,455
Rental deposits	(1)	(19)	—
Deferred revenue	(6,672)	(1,380)	3,598
Accounts payable	155	69	84
Amount due to customers for trust bank balances held on behalf of customers	(1,255)	(6,978)	(2,455)
Accrued expenses and other current liabilities	(3,870)	(1,092)	2,419
Income taxes payable	354	(39)	90
Net cash provided by (used in) operating activities	(13,419)	(2,255)	73,818

Cash flows from investing activities:
Acquisition of businesses	—	(89)	—
Consideration paid for acquiring noncontrolling interests	—	—	(383)
Purchase of trading securities	(2,807)	(999)	(2,702)
Proceeds from sales of trading securities	755	1,259	3,226
Restricted cash	(14,187)	—	—
Purchase of property and equipment	(25)	(137)	(173)
Proceeds from disposal of fixed assets	—	—	1
Net cash provided by (used in) investing activities	(16,264)	34	(31)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	16	340	63
Proceeds from short-term loan	5,778	—	—
Repayment of short-term loan	—	—	(57,579)
Net cash provided by (used in) financing activities	5,794	340	(57,516)

Effect of exchange rate changes	581	(3)	695

Net increase (decrease) in cash and cash equivalents	(23,308)	(1,884)	16,966
Cash and cash equivalents, beginning of quarter	106,773	107,391	89,807
Cash and cash equivalents, end of quarter	83,465	105,507	106,773

Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures

	Three months ended			Three months ended			Three months ended
	Mar. 31, 2011			Mar. 31, 2010			Dec. 31, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	1,282	504	1,786	(5)	1,613	1,608	(1,182)	580	(602)

	Three months ended			Three months ended			Three months ended
	Mar. 31, 2011			Mar. 31, 2010			Dec. 31, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income attributable to China Finance Online Co. Limited	1,393	504	1,897	140	1,613	1,753	89	580	669
Diluted net income per ADS attributable to China Finance Online Co. Limited	0.06	0.02	0.08	0.01	0.07	0.08	0.00	0.03	0.03

(a)	The adjustment is for share-based compensation expenses. There are no non-cash goodwill and investment impairment in the disclosed periods.